Exhibit 99.2

July 25, 2022

Centerra Gold Inc.

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matter submitted to the special meeting (the “Meeting”) of the shareholders (the “Centerra Shareholders”) of Centerra Gold Inc. (“Centerra” or the “Corporation”) held on July 25, 2022. The matter set forth below is described in greater detail in the notice of Meeting and Management Information Circular dated June 21, 2022 (the “Circular”) which was made available to Centerra Shareholders prior to the Meeting.

A total of 234,376,518 Centerra common shares (“Centerra Shares”) were represented at the Meeting, representing 78.79% of the Corporation’s issued and outstanding Centerra Shares as of the record date for voting at the Meeting. The matter voted upon at the Meeting and the results of the voting are set out below.

1.	Arrangement Resolution

A special resolution, the full text of which is set forth in Appendix A to the Circular, approving the plan of arrangement (the “Plan of Arrangement”) under section 192 of the Canada Business Corporations Act, substantially in the form included in Appendix B to the Circular. The Plan of Arrangement will result in, among other things, Kyrgyzaltyn JSC (“Kyrgyzaltyn”) selling to the Corporation all of its Centerra Shares for cancellation, representing an approximate 26.0% equity interest in the Corporation, in exchange for the Corporation’s 100% equity interest in its two Kyrgyz subsidiaries, Kumtor Gold Company CJSC and Kumtor Operating Company CJSC, and, indirectly, the Kumtor mine plus a cash payment (a portion of which will be withheld on account of Canadian withholding taxes) pursuant to that certain global arrangement agreement dated April 4, 2022 entered into by, among others, the Corporation, Kyrgyzaltyn and the Kyrgyz Republic represented by the Cabinet of Ministers of the Kyrgyz Republic, acting on behalf of the Kyrgyz Republic:

	Votes For	% For	Votes Against	% Against
Centerra Shareholders	226,940,532	96.83%	7,435,986	3.17%
Centerra Shareholders (excluding votes attached to the Centerra Shares required to be excluded under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions)	149,538,766	95.26%	7,435,986	4.74%

CENTERRA GOLD INC.

(signed) “Yousef Rehman”

Yousef Rehman

Vice President & General Counsel